Mail Stop 3561

September 3, 2009

Paul J. Evanson
Chairman, President and Chief Executive Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

  Re: Allegheny Energy, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed March 2, 2009
    Form 10-Q for the Fiscal Quarter Ended June 30, 2009
    Filed August 7, 2009
    File No. 001-00267

Dear Mr. Evanson:

  We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. Please revise the cover page of your Form 10-K to include all of the required information. For example, we note that your cover page does not include your Commission File Number, nor does it state the number of your securities registered pursuant to Sections 12(b) and 12(g) of the Securities Exchange Act of 1934.

Exhibits

2. We note that you have not included the exhibits, schedules and/or appendices to several of the material agreements identified in your Exhibit Index. For example, Exhibits 10.39 and 10.48 both identify numerous exhibits, schedules and appendices, but none are included with the filings. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your reference in the second paragraph of your risk factor on page 88 to the potential effect of the current economic climate on price increases. Discuss how this trend may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

-   Economic or industry-wide factors relevant to your company, and
-   Material opportunities, challenges, and
-   Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities

Paul J. Evanson
Allegheny Energy, Inc.
September 3, 2009
Page 3

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3550 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director